Exhibit 99.1

Bridgeport Ventures Inc. Announces Terms of Public Equity Offering

Toronto, Ontario – December 10, 2010 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or the “Company”) is pleased to announce that it has priced its previously announced public equity offering. The offering will consist of 15 million units at a price of $1.00 and will be issued for aggregate gross proceeds of $15 million. Each unit will consist of one common share of Bridgeport (a “Common Share”) and one-half of one common share purchase warrant, each whole common share purchase warrant (a “Warrant”) entitling the holder to acquire one Common Share at a price of $1.40, for a period of 2 years following closing of the offering.

The agents for the offering will have an option, exercisable for a period of 30 days from the date of closing, to purchase up to 15% in additional units at a price equal to the offering price to cover over-allotments and for market stabilization purposes.

Bridgeport intends to use the net proceeds of the offering to explore its portfolio of 10 Nevada gold exploration projects, for property acquisitions and for general corporate purposes. Exploration activities at the Company’s Nevada projects are expected to include approximately 30,000 meters of drilling in 2011. The Company will also further evaluate its Rosario copper gold project in Chile using existing resources.

Closing of the offering is expected to occur on or about December 20, 2010 and is subject to certain conditions, including, but not limited to, receipt of all necessary securities regulatory approvals (including the approval of the Toronto Stock Exchange).

The Shares have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from the Company that would contain detailed information about the Company and management as well as financial statements.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with active gold and copper exploration in the Americas. The Company’s strong technical team has a solid record of exploration and discovery and a proven track record of mining development success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net